StoneCo Announces Extraordinary Dividend

GEORGE TOWN, Grand Cayman, April 14th, 2026 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or “the Company”) today announced that its Board of Directors has approved the payment of an extraordinary cash dividend of $2.53 per share of the company (both Class A and Class B shareholders) to be paid on May 4th, 2026 to shareholders of record as of April 24th, 2026. Based on shares outstanding on March 31st, the total amount of cash to be paid in the dividend will be approximately R$3.08 billion.

The board has also approved an increase of approximately 3.8mm of shares related to the Long Term Incentive Plan pool, which shall be settled in accordance with the vesting schedule of the respective incentives. The final amount will be announced through an S-8 filling following the financial settlement of the dividends on May 4th.

The definition regarding the capital distribution is a matter of the Board of Directors, and it will not be presented or voted at the AGM that will take place on April 23rd.

The extraordinary dividend follows the closing of the previously disclosed sale of Linx, as reported in the Company’s Form 6-K filed on February 27th, 2026. This distribution is a one-time event and should not be construed as establishing any policy or commitment regarding future dividends. Any future declaration of dividends will be at the sole discretion of the Company's Board of Directors.

About StoneCo

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with our payments, banking, and credit solutions.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co